  EXHIBIT 99.1

Intellipharmaceutics Receives Nasdaq Listing Determination;
To Begin Trading on the OTC Markets System

Toronto, Ontario, March 19, 2019 Intellipharmaceutics International Inc. (Nasdaq and TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced that today the Company received formal notice that the Nasdaq Hearings Panel had determined to delist the Company’s shares from The Nasdaq Stock Market LLC (“Nasdaq”) based upon the Company’s non-compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq will take effect with the open of business on Thursday, March 21, 2019.

Intellipharmaceutics will remain a public company and anticipates that its shares will be eligible to trade publicly on the OTCQB Venture Market, which is operated by the OTC Markets Group Inc., commencing on Thursday, March 21, 2019. The Company’s stock will retain the ticker symbol “IPCI.” The Company is also listed on the Toronto Stock Exchange and the Company's non-compliance with Nasdaq’s bid price requirement does not impact the Company's listing or trading status on that exchange.

The notice indicated that Nasdaq will ultimately effect the formal delisting of the Company’s shares by filing a Form 25 - Notification of Delisting with the Securities and Exchange Commission after all applicable Nasdaq appeal and review periods have expired. The Company does not intend to appeal the delisting determination.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration, risks or uncertainties related to our ability to comply with the TSX continued listing standards and the expectations of trading on the OTCQB, the impact that the delisting from Nasdaq might have on the liquidity and the price of our common shares and business operations, and our ability to regain listing of our common shares on Nasdaq or another national stock exchange in the future, if we decide to do so, and if so, whether we would meet applicable initial listing requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

  CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
PCG Advisory
Kirin Smith
646.863.6519
ksmith@pcgadvisory.com